SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the year ended December 31, 2002

Microcell Telecommunications Inc.

800 de la Gauchetiere Street West, Suite 4000
Montreal, Quebec
Canada
H5A 1K3

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Microcell Telecommunications Inc.
Date: May 21, 2003	By:

/s/ JACQUES LEDUC
_______________________________
Jacques Leduc Chief Financial Officer and Treasurer

RENEWAL ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

May 1, 2003

TABLE OF CONTENTS
ITEM 1	CORPORATE STRUCTURE
1.1 Name and Incorporation of the Issuer
1.2 Intercorporate Relationships

ITEM 2	GENERAL DEVELOPMENT OF THE BUSINESS
2.1 Overview
2.1.1 General
2.1.2 PCS Business
2.1.3 Broadband Wireless Internet Business
2.1.4 Investments Business
2.2 Recent Developments
2.2.1 Capital Restructuring
2.2.2 Disclosure Of Confidential Information
2.3 Future Developments

ITEM 3	NARRATIVE DESCRIPTION OF THE BUSINESS
3.1 PCS Business
3.1.1 PCS Business Strategy
3.1.2 PCS Products And Services
3.1.3 Subscriber Base
3.1.4 Sales And Marketing
3.1.5 Customer Service
3.1.6 Distribution Network
3.1.7 GSM Network
3.1.8 Suppliers
3.1.9 Intellectual Property
3.2 Broadband Wireless Internet Business
3.3 Investments Business
3.3.1 GSM Capital
3.3.2 Argo II
3.4 Competition
3.4.1 PCS Business
3.4.2 Wireless Internet Business
3.5 Research & Development
3.6 Regulation
3.6.1 Radiocommunication Act
3.6.2 PCS License Conditions And Fees
3.6.3 MCS Licenses Conditions And Fees
3.6.4Telecommunications Act
3.6.5Regulatory Framework For Wireless Services
3.6.6 Regulatory Framework For Local Services
3.6.7 Contribution Obligations
3.6.8 Foreign Ownership Restrictions
3.7 Properties
3.8 Employees
3.9 Legal Proceedings

ITEM 4	SELECTED CONSOLIDATED FINANCIAL INFORMATION
4.1 Annual Information For The Last Three Years
4.2 Dividend Policy

ITEM 5	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

ITEM 6	DIRECTORS AND OFFICERS
6.1 Directors
6.2 Officers
6.3 Corporate Bankruptcies

ITEM 7	MARKET FOR THE NEGOTIATION OF SECURITIES

ITEM 8	ADDITIONAL INFORMATION

NOTE:

Unless otherwise indicated, the information contained in the present renewal annual information form sets forth, in a general form, the situation of the Company as at December 31, 2002, namely as at the end of its most recent fiscal year, and it also takes into account the material events having occurred since the end of that fiscal year, such that all of the information contained herein has been updated, as required, as at May 1, 2003. All dollar amounts set forth in this renewal annual information form are expressed in Canadian dollars, except where otherwise indicated.

FORWARD-LOOKING STATEMENTS:

Statements contained or incorporated by reference in this renewal annual information form that are not based on historical fact are "forward-looking statements". Forward looking statements may be identified by use of forward-looking terminology such as "believe", "consider", "intends", "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. Actual results of the Company's business and operations could differ materially from those suggested by the forward-looking statements.

GLOSSARY OF TERMS

Wherever used in this renewal annual information form, the following capitalized terms shall have the following meanings:

"2006 Notes" means the 14% Senior Discount Notes due June 1, 2006 of Microcell.

"AHB Committee" means the informal ad hoc committee of noteholders formed to pursue discussions with the Company regarding its proposed recapitalization.

"Argo II" means Argo II -- The Wireless Internet Fund Limited Partnership.

"ARPU" means average retail revenue per user.

"ASP" means ASP WirelessNet Inc.

"Bell Mobility Partners" means collectively Bell Mobility Inc. and its former Mobility Canada Partners (excluding Telus).

"Board" means the Board of Directors of Microcell.

"Canadian" means a Canadian within the meaning ascribed to such term in the Telecommunications Act.

"Canadian GAAP" means generally accepted accounting principles in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants.

"Canadian Ownership and Control Provisions" means the Canadian ownership and control provisions established in the Telecommunications Act and the Radiocommunication Act.

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended from time to time.

"CCAA" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended from time to time.

"CDMA" means Code Division Multiple Access.

"Cellular" means cellular radiocommunication services in the 800 MHz frequency range.

"Circular" means the Company's Information Circular and Proxy Statement dated February 17, 2003, including the appendices thereto.

"CISC" means the CRTC Interconnection Steering Committee.

"Clearnet" means Clearnet PCS Inc., a corporation acquired by Telus.

"CLEC" means a Competitive Local Exchange Carrier, being a facilities-based new entrant in the local exchange market.

"CMAs" means Census Metropolitan Areas.

"Company" means Microcell Telecommunications Inc., a Canadian corporation.

"Connexions" mean Microcell Connexions Inc., a Canadian corporation.

"Court" means the Superior Court of the Province of Quebec in the judicial district of Montreal.

"CRTC" means the Canadian Radio-television and Telecommunications Commission.

"CTSR" means Canadian Telecommunications Service Revenues.

"Decision 97-8" means Telecom Decision CRTC 97-8, "Local Competition" issued by the CRTC in May 1997.

"EBITDA" means operating income (loss) excluding restructuring charges, impairment of intangible assets, depreciation and amortization, all as calculated in accordance with Canadian GAAP.

"Ericsson" means Ericsson Canada Inc.

"Ericsson Agreement" means the supply and installation contract dated June 5, 1999 entered into by Microcell and Ericsson for the purchase by Connexions of PCS products from Ericsson.

"ESMR" means Enhanced Specialized Mobile Radio.

"GHz" means Gigahertz.

"GPRS" means General Packet Radio Service.

"GSM" means Global System for Mobile Communications.

"GSM Capital" means GSM Capital Limited Partnership.

"ILEC" means an incumbent local exchange carrier.

"Industry Canada" means the Department of Industry (Canada), the Minister therefor and any officer and official thereof, as the context requires.

"Industry Committee" means the House of Commons Standing Committee on Industry, Science and Technology.

"InfoSpace" means Infospace.com, Inc.

"Initial Order" means the initial order granted by the Court in respect of the Company and certain of its subsidiaries on January 3, 2003.

"Inukshuk" means Inukshuk Internet Inc., a Canadian corporation.

"Kb" means kilobyte.

"LEC" means a local exchange carrier.

"Look" means Look Communications Inc.

"Mb" means megabyte.

"MCS" means Multipoint Communications Systems, wireless commercial systems that operate in the 2500-2596 MHz range and related frequency bands.

"MCS Licenses" means the twelve regional MCS licenses issued to Inukshuk by Industry Canada.

"MHz" means Megahertz.

"Microcell" means Microcell Telecommunications Inc., a Canadian corporation.

"Microcell Capital" means Microcell Capital II Inc., a Canadian corporation.

"Microcell i5" means Microcell i5 Inc., a Canadian corporation.

"Microcell Labs" means Microcell Labs Inc., a Canadian corporation.

"Minister" means the Minister for the Department of Industry (Canada), or any officer or official thereof, as the context requires.

"Mobility Canada" means Mobility Personacom Canada Ltd.

"Motorola" means Motorola Canada Limited.

"Nokia" means Nokia Products Limited.

"Nortel" means Nortel Networks Corporation.

"Nortel Agreement" means the supply and installation contract dated as of December 20, 2001 entered into by Nortel and Microcell for the purchase by Connexions of GSM products and eligible services from Nortel, as amended.

"PCS" means Personal Communications Services that operate in the 1900 MHz frequency range.

"PCS License" means the national 30 MHz PCS authorization issued to Microcell by Industry Canada.

"Plan" means the plan of reorganization and of compromise and arrangement of Microcell and certain of its subsidiaries under the CCAA and the CBCA, a copy of which is annexed to the Circular as Appendix "B".

"QuebecTel" means The QuebecTel Group Inc.

"Radiocommunication Act" means the Radiocommunication Act (Canada) R.S.C., c. R-2 and the regulations thereunder, as amended from time to time.

"Rogers" means Rogers Wireless Communications Inc. and its affiliated entities.

"Rothschild" means collectively, Rothschild Inc. and NM Rothschild & Sons Canada Limited.

"SIM" means subscriber identification module.

"SMR" means specialized mobile radio.

"SMS" means short messaging service.

"Solutions" means Microcell Solutions Inc., a Canadian corporation.

"Sony Ericsson" means Sony Ericsson Mobile Communications AB.

"Special Committee" means the special committee of the Board composed of three (3) independent directors formed in August 2002.

"TDMA" means Time Division Multiple Access.

"Telecommunications Act" means the Telecommunications Act (Canada) S.C. 1993, c. 38 and the regulations thereunder, as amended from time to time.

"Telus" means Telus Corporation and its affiliated entities.

"U.S. GAAP" means generally accepted accounting principles in the United States of America.

"VoiceStream" means VoiceStream Wireless Corporation, now known as T-Mobile USA Inc.

"Vtech" means Vtech Telecommunications Canada Ltd.

"WSP" means Wireless Service Provider, and includes both facilities- based service providers and resellers.

ITEM 1 - CORPORATE STRUCTURE

1.1 NAME AND INCORPORATION OF THE ISSUER

Under this present renewal annual information form, "Microcell", "Company", "we" or "our" refers to Microcell Telecommunications Inc. and all or only part of its subsidiaries collectively, or one or several of its subsidiaries, according to the situation or the context.

The Company was incorporated pursuant to the Canada Business Corporations Act on October 16, 1992 under the corporate name "Canada Popfone Corporation".

On December 8, 1993 the Articles of Incorporation of the Company were amended as follows:

  by adding the French version "Corporation Popfone du Canada" to the corporate name of the Company;

  by changing the place in Canada where the registered office of the Company were situated to the Urban Community of Montreal, Province of Quebec;

  y amending the provisions relating to the description of the share capital of the Company as follows:

    repealing the authorized Common Shares and Preference Shares in the capital stock of the Company and creating an unlimited number of Preferred Shares, an unlimited number of Common Shares and an unlimited number of Class A Non-Voting Shares;

    each issued Common Share in the capital stock of the Company prior to the filing of such articles of amendment was converted into one Common Share and all unissued Common Shares in the capital stock of the Company prior to the filing of such articles of amendment were cancelled;

    all the Preference Shares unissued in the capital stock of the Company prior to the filing of such Articles of Amendment were cancelled; and

  by repealing the restrictions on the transfer of shares of the Company and by imposing new restrictions on the transfer of shares of the Company.

On May 31, 1994, the Articles of Incorporation of the Company were amended to change the corporate name of the Company from "Canada Popfone Corporation/Corporation Popfone du Canada" to "Microcell 1-2-1 Inc.".

On July 18, 1995, the Articles of Incorporation of the Company were amended by changing the name of the Company from "Microcell 1-2-1 Inc." to "Microcell Telecommunications Inc.".

On June 6, 1996, the Articles of Incorporation of the Company were amended to repeal in the articles the provision relating to the prohibition to any invitation to the public to subscribe for securities of the Company.

On July 8, 1996, the Articles of Incorporation of the Company were amended to increase the share capital of the Company by the creation of an unlimited number of Class B Non-Voting Shares and by modifying the rights, privileges, conditions and restrictions of the Common Shares, the Class A Non-Voting Shares and the Preferred Shares.

On September 30, 1997, the Articles of Incorporation of the Company were amended as follows:

  by consolidating the Common Shares, Class A Non-Voting Shares and Class B Non-Voting Shares on a one-for-two basis;

  by increasing the minimum number of directors of the Company from one (1) to nine (9);

  by creating pre-emptive rights for the holders of Common Shares; and

  by adding to the Articles of Incorporation of the Company a provision whereby every by-law, or amendment or repeal of a by-law, shall be submitted by the board of directors of the Company to the shareholders entitled to vote thereon and the shareholders may, by special resolution as defined in the Canada Business Corporation Act, confirm, reject or amend the by-law, amendment or repeal.

On May 15, 2000, the Articles of Incorporation of the Company were amended as follows:

  by limiting the conversion right of the Class A Non-Voting Shares into Common Shares to situations where, as a result of such conversion, the Company would continue to be a qualified corporation under the Telecommunications Act and regulations enacted thereunder, and to permit the conversion of Common Shares into Class A Non-Voting Shares to the extent that such conversion was made for the purpose of enabling the Company to remain a qualified corporation under the Telecommunications Act and regulations enacted thereunder; and

  by extending the pre-emptive rights to holders of Common Shares and holders of Class A Non-Voting Shares.

1.2 INTERCORPORATE RELATIONSHIPS

The following chart illustrates, as of December 31, 2002, the intercorporate relationships among the Company and its subsidiaries, and the percentage of voting rights held or controlled by the Company. These corporations were incorporated under the Canada Business Corporations Act.

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

2.1.1 General

From its inception, Microcell has been involved in the design and deployment of wireless communications services. In September 1994, Microcell was issued an experimental license from Industry Canada to test PCS in the 1900 MHz frequency range and used its experimental license to deploy a pilot network in Montreal. At the end of 1995, Microcell was awarded the PCS License from Industry Canada and began commercial deployment of its PCS network across Canada in 1996. In 2001, the PCS License was renewed for a second five-year term.

Microcell is one of four entities awarded PCS licenses by Industry Canada in 1995. In addition to the PCS License awarded to Microcell, a second national license for 30 MHz of spectrum was awarded at that time to a new PCS operator, Clearnet, and two national licenses for 10 MHz of PCS spectrum each were awarded to the incumbent cellular operators at that time, Rogers and the former members of Mobility Canada.

Microcell carries on its operations through a number of directly or indirectly wholly owned subsidiaries:

  Connexions is the holder of the PCS License, owns the PCS network and operates Microcell's wholesale PCS business;

  Solutions operates Microcell's retail PCS business under the Fido® brand name, serving both consumer and corporate customers, and purchases network capacity and services from Connexions;

  Microcell Capital has invested in GSM Capital, a private equity fund that invests in businesses developing new PCS products and services which are related to GSM technology, and in Argo II, a fund that focuses on the opportunities created by the convergence of the Internet and wireless telecommunications;

  Microcell Capital also holds all the issued and outstanding shares of Inukshuk, a company selected to be awarded twelve regional MCS licenses by Industry Canada in the spring of 2000, covering some 30 million people in Canada; MCS spectrum allows for the deployment and operation of a broadband wireless access network;

  Microcell Labs has operated as a for-profit laboratory providing Canadian and international businesses, including Microcell, with independent research and development services; and

2.1.2 PCS Business

PCS is a generation of wireless telecommunications services based on advanced, secure, digital technology. Microcell currently offers a range of simply priced, affordable packages of feature-rich PCS, including secure digital voice transmission, prepaid services and enhanced customized value-added data services. Since its inception, Microcell has been pursuing a mass-market strategy to position itself as the customer's preferred source of access for everyday communications needs.

Microcell commercially launched its PCS services in the Greater Montreal area in November 1996 under the Fido brand name. The Company currently provides PCS coverage in a number of other CMAs and other communities and regions in Canada, including: St. John's, Halifax, Quebec City, Trois-Rivieres, Sherbrooke, Ottawa-Hull, Oshawa, Toronto, Hamilton, St. Catharines-Niagara, Kitchener, London, Windsor, Winnipeg, Regina, Saskatoon, Edmonton, Calgary, Vancouver and Victoria. In addition, Microcell's PCS network provides digital network coverage along certain Canadian highway corridors between urban areas and weekend destinations. Microcell estimates that its PCS network covers some 19 million people, or 61% of the Canadian population.

Microcell is using GSM technology for its PCS network. It believes that GSM has significant advantages over other digital technologies, being a well developed technology. Having operated successfully for approximately twelve years, GSM has achieved substantial market acceptance. It is the most widely deployed digital wireless voice and data technology in the world and is currently used by 464 on-air networks in 168 countries and territories, providing commercial service to more than 763 million customers, including over 16 million GSM customers in North America. Microcell also believes that GSM network equipment prices and GSM handset prices benefit from greater economies of scale than other digital technologies. Microcell also benefits when GSM subscribers from other networks roam onto Microcell's PCS network. Similarly, Microcell's customers enjoy the benefits of global roaming on the networks of Microcell's GSM roaming partners around the world. The Company has operational roaming agreements with almost all of the GSM operators in the United States and with 220 GSM operators worldwide in 116 countries.

Beyond its PCS network coverage, Microcell provides analog roaming capabilities across the networks of other wireless operators in Canada. This increases the effective wireless coverage area available to its customers to some 94% of the Canadian population. Access to analog cellular coverage requires the use of dual-mode (analog-GSM) handsets.

Microcell had 1,164,521 customers as at December 31, 2002, consisting of 545,062 Fido postpaid service subscribers and 619,459 Fido prepaid service subscribers.

2.1.3 Broadband Wireless Internet Business

In August 1999, Microcell formed Inukshuk in conjunction with Look, a Canadian wireless cable operator and an independent Internet service provider. In October 1999, as part of a competitive selection process, Inukshuk applied to Industry Canada for new MCS spectrum, in thirteen license service areas across Canada. MCS Spectrum allows the deployment of broadband wireless access networks that offer high-speed Internet services. In 2000, Industry Canada selected Inukshuk to be awarded the MCS Licenses for twelve of the service areas, covering a territory with a population of approximately 30 million.

In January, 2001, Microcell Capital acquired all of the shares of Inukshuk held by Look for an aggregate consideration of $150 million. As a result, Inukshuk became a wholly owned subsidiary of Microcell Capital. In December 2001, Industry Canada issued ten-year licenses to Inukshuk, which will be up for renewal in March of 2011. Through Inukshuk, Microcell intends to pursue a broadband wireless access services strategy.

Suppliers for Inukshuk's MCS network equipment have yet to be determined, although Inukshuk is continuing to review possible suppliers. Moreover, due to the currently challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

2.1.4 Investments Business

GSM Capital. GSM Capital is a private equity fund dedicated to the development of new PCS products and services related to the GSM standard. Since 1997, Microcell Capital has invested in GSM Capital in the form of subscriptions of units.

Argo II. Since the first quarter of 2000, Microcell Capital has been participating in a second fund, Argo II, which invests in companies developing products and services that address the requirements of the converging Internet and mobile telecommunications industries.

2.2 RECENT DEVELOPMENTS

2.2.1 Capital Restructuring

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of Rothschild as financial advisor and formed a Special Committee with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the Special Committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the Special Committee obtained the advice and recommendations of Rothschild. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the 2006 Notes and the possibility of the non-payment to a supplier under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the supplier on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. Microcell also continued to have constructive discussions regarding the plan with the AHB Committee.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the CCAA protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order.

On February 19, 2003, the Company filed its Circular, which included a Plan, setting out the terms of the Company's proposed recapitalization plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Court issued a sanction order sanctioning the Plan. The Plan became effective on May 1, 2003.

2.2.2 Disclosure of Confidential Information

At various times between October 2002 and December 2002, Microcell held discussions with certain members of the AHB Committee and its advisors with respect to the recapitalization of the Company's capital structure. Such discussions were subject to the terms of confidentiality agreements. Such confidentiality agreements required the Company to disclose to the public that which, in its reasonable judgment, constituted a summary of previously confidential and material non-public information.

On January 6, 2003, the Company filed a material change report to disclose a summary of such previously confidential and material non-public information in accordance with its obligations under such confidentiality agreements. A copy of such material change report is attached as Appendix "H" of the Circular.

2.3 FUTURE DEVELOPMENTS

The Company will continue to upgrade its PCS network, improve existing coverage to meet expected increases in demand for service. As new cost-effective technologies are introduced, the Company may further increase its coverage to areas where the Company believes it will be economically attractive to offer services.

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 PCS BUSINESS

PCS is a generation of wireless telecommunications services based on advanced, secure, digital technology. Microcell currently offers a range of simply priced, affordable packages of feature-rich PCS, including secure digital voice transmission, prepaid services and enhanced customized value-added data services. Since its inception, Microcell has been pursuing a mass-market strategy to position itself as the customer's preferred source of access for everyday communications needs.

3.1.1 PCS Business Strategy

In order to strengthen its competitive position in the Canadian wireless industry, the Company underwent a thorough revision of its business plan in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges faced by the Company to acquire and support business accounts. Accordingly, the Company adjusted its strategic direction to focus primarily on core PCS voice operations within the retail consumer and individual business users market segments. In order to position its wireless service as a preferred means of communication for the mass market, the Company designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centred on product features such as flexibility, spending control, simple, convenient and mobile replenishment, and postpaid-type rates per-minute pricing and bundled value-added services. This market positioning should enable the Company to acquire its fair share of new subscribers and to maximize its cash flow through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain SMS-based data services.

Some key elements of the proposed business strategy of the Company, already or in the process of being implemented, include the following:

  scale back activities not related to the retail consumer and individual business users market segments;

  allocate resources primarily to PCS activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;

  target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;

  offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;

  decrease the emphasis on data by adopting a "fast-follower" approach to reduce the costs and business risks associated with new product and service development;

  leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current levels of ARPU;

  provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;

  focus network improvements primarily on capacity and maintenance, rather than footprint expansion;

  increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served; and

  discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers and consider wholesale proposals.

Microcell's goal is to remain a leading provider of affordable and innovative PCS in Canada and to position itself as a preferred access network for the mass market. Key elements of Microcell's positioning are:

  Build Awareness of PCS and the Fido Brand Name. Microcell is targeting mass market consumers, individual business users and small -- to medium-sized businesses on a segmented basis. Microcell is marketing Fido® as the wireless communications service which provides superior customer value.

  Offer Superior Products and Services at Affordable Prices. Microcell offers simple packages of affordable, innovative and value- added PCS products and services that meet the everyday personal and business needs of customers. These are made available on a postpaid basis and, for customers seeking an alternative form of payment with added flexibility, on a prepaid basis. Microcell currently offers secure digital voice transmission, two-way e-mail and text messaging, enhanced voice and fax messaging, and a range of call management services. Microcell also offers higher-speed mobile data services based on GPRS technology.

  Offer Enhanced and Customized Value-Added Services. Microcell believes that it can improve future revenue growth by offering a wide range of enhanced customized value-added voice-related services and data-related services on any existing or future handheld device.

  Provide Superior Customer Service to Build Loyalty. In order to enhance the level of customer service and to maintain a high level of customer loyalty, Microcell has established its own internal customer service and call center, available seven days a week, to handle customer inquiries concerning activation, services, billing and collections, and network performance. Microcell also offers on-line activation and billing to its customers.

  Network Enhancements. Microcell has built its PCS network in a cost-effective manner. Microcell's choice of the GSM standard allows it to benefit from a proven technology that is currently commercially available from multiple equipment vendors. Microcell has concentrated its network build-out in Canada's densely populated urban areas, popular weekend destinations and certain highway corridors between the urban areas to ensure optimal network coverage for its target market segments. Given that Microcell's GSM network build-out is substantially completed, future capital spending is expected to be concentrated on ongoing maintenance, increasing capacity to support increasing subscriber usage, as well as on improving signal strength in the markets already served.

  Wholesale PCS. In order to increase the utilization of its PCS network, Microcell has entered into wholesale service arrangements with non-affiliated companies to use its network to offer bundled wireless services to their customers.

3.1.2 PCS Products and Services

Postpaid PCS Voice Service. Microcell offers four basic monthly price plans for its postpaid PCS service:

  200 minutes of airtime for a flat rate of $20; or
  400 minutes of airtime for a flat rate of $40; or
  700 minutes of airtime for a flat rate of $70; or
  1,000 minutes of airtime for a flat rate of $100.

Customers can add to their basic monthly airtime packages the following options (i) unlimited airtime during evenings and weekends for $25 per month; (ii) unlimited airtime during weekends for $15 per month; (iii) 200 minutes of long distance within Canada and to the U.S. for $15 per month; and (iv) a 50% discount on the rates on international calls for $5 per month. Monthly airtime includes call waiting, call forwarding, conference call features, minute tracker feature upon request and text messaging at $0.10 per message sent and received.

Microcell also offers, from time to time, promotional monthly airtime packages. As of December 31, 2002, the following promotional monthly airtime packages were offered:

  1,000 minutes of airtime during evenings and weekends, 150 weekday minutes of airtime and minute tracker feature, for a flat rate of $30;
  1,000 minutes of airtime during evenings and weekends, 300 weekday minutes of airtime and minute tracker feature for a flat rate of $45;
  300 minutes of airtime, 100 text messages, voice messaging and call display features, for a flat rate of $30;
  400 minutes of airtime, 200 minutes of long distance within Canada and to the U.S., 50% discount on the rates for international calls, voice messaging and call display features, for a flat rate of $45;
  1,000 minutes of airtime, unlimited airtime during evenings and weekends, voice messaging and call display features, for a flat rate of $100;
  1,000 minutes of airtime from 8:00 a.m. to 7:00 p.m., 150 minutes of airtime during evenings and weekends and minute tracker feature, for a flat rate of $50; and
  400 minutes of airtime weekday, 2MB of mobile internet access, voice messaging and call display, for a flat rate of $45.

Postpaid PCS voice service is billed on a per second basis.

Beyond the bundled minutes, additional airtime is charged at the rate of $0.20 per minute for all monthly price plans, except for the 1,000 minutes price plan where additional airtime is charged at a rate of $0.10 per minute. Long distance calls made from Canada to anywhere in Canada and the United States are billed at $0.10 per minute, while overseas rates are priced competitively with those of incumbent wireline telephone and alternative long-distance carriers. Microcell charges a single roaming rate of U.S.$0.20 per minute for its customers roaming in the United States. Microcell regularly bundles its airtime packages with selected service options to deliver superior value to its targeted customer segments.

Prepaid PCS Voice Service. In 1998, Microcell introduced a prepaid wireless service whereby customers can purchase in advance of their usage airtime vouchers for a fixed validity period. Microcell currently offers various airtime vouchers:

  $15 with a 15 day validity period and a per minute rate of 15 cents;
  $30 with a 30 day validity period and a per minute rate of 15 cents;
  $10 with a 30 day validity period and a per minute rate of 30 cents;
  $25 with a 60 day validity period and a per minute rate of 30 cents.

All prepaid airtime is usable any time of the day or week, and has been charged on a per-minute basis since September 16, 2002. Prepaid service includes call waiting, call forwarding, conference calling features, standard voice messaging and call display as well as text messaging at $0.10 per message sent and received. The flexible nature of the Company's prepaid pricing options have been designed to enable the two main prepaid customer target segments, the youth and young adults, to better control their monthly expenditures and benefit from greater perceived value.

In recognition of the prepaid customer's need for simple, convenient, and mobile airtime replenishment, the Company introduced a new service in October 2002 called InstantRefill. This is an SMS text message-based payment service that alerts Fido prepaid customers when their account balance is low and allows them to use their wireless handset to purchase additional airtime instantly by a pre-authorized bank account debit or by credit card. Customers can also purchase additional prepaid airtime at any of the Company's retail points of purchase by credit card directly through the customer service center, or through most Canadian Imperial Bank of Commerce banking machines. Long-distance calls made by prepaid customers are charged at the same rate as for monthly postpaid price plans.

PCS Data Service. Microcell completed deployment of its GPRS network in 2001. Once fully optimized, according to the Company's GPRS suppliers, the technology is expected to allow for throughput data rates of up to 115 Kb per second. As a result, Microcell has defined a host of new services and products that enable customers to gain access to wireless data applications. In September 2001, Microcell became the first Canadian wireless provider to provide the next generation of mobile data services based on GPRS wireless technology, and the first to introduce, in conjunction with VoiceStream, data roaming capabilities in the North American market. The Company's data-capable devices enable mobile access to the Internet, e-mail, and personal information management tools at various speeds. The following data-only GPRS monthly usage plans are currently available: $50 for unlimited usage and $25 for 2 Mbs. GPRS-based data services are also available on a pay-per-use basis charged at 3¢ per Kb. In addition, Microcell has identified a number of market-specific mobile data applications beyond the basic offering of "always on" Internet connectivity. The focus for business users is e-mail access and personal information management tools, while interactive services such as gaming and instant messaging are projected to be attractive to the consumer market.

Microcell believes that, as data transmission technologies develop, a number of additional potential uses for such services will emerge.

GSM Technology Features. Microcell's choice of GSM digital technology enables Microcell to offer the following services and features:

  Secure Communications. Sophisticated GSM encryption algorithms that vary with each call provide increased call security to protect users against eavesdropping and significantly reduce the risk of cloning of subscriber information.

  Call Management. Microcell's PCS network offers call management services including call display, call waiting, call forwarding, call blocking, caller identification blocking and call conferencing.

  Enhanced Battery Performance. GSM handsets consume, on average, less power than analog handsets. In contrast to analog handsets, which transmit at a constant rate of power, GSM handsets are able, for example, to determine the distance between a handset and a cell site and vary the wattage of the handset accordingly. This extends the amount of time a battery can be used on GSM networks without having to be recharged. According to manufacturers, some GSM handsets can deliver up to four hours of talk time and six days of standby time without recharging.

  Enhanced Wireless Data Transmission. Digital networks are capable of simultaneous voice and data communications. Microcell currently offers basic enhanced wireless data transmission services, such as two-way alphanumeric short messaging service, GPRS and fax messaging.

  SIM Card. Microcell's GSM handsets hold a SIM card that contains a microprocessor which protects against fraudulent use by identifying and authenticating each subscriber. The SIM card can also store details of the user's services subscribed, telephone number, personalized directory and notifications of voice and data messages received. In addition, the SIM card will enable a subscriber roaming on another GSM network and to have access to comparable services. However, certain of these features are not available while customers are roaming on other GSM networks or on an analog cellular network.

  Ease of Use. Microcell provides easy to use, intuitive, menu-driven handsets from different manufacturers, such as Sony Ericsson, Nokia, VTech and Motorola, that enable customers to make full use of the features available on GSM. Microcell also provides over-the-air service activation or subscriber profile management by transmitting changes in a subscriber's feature package of services, including mobile number assignment, directly to the SIM card in the subscriber's handset.

  Worldwide Roaming. Microcell's subscribers are able to roam on to other GSM networks, operating either at the same 1900 MHz frequency, or on a different frequency through the use of a multi-band GSM handset. This roaming capability gives subscribers access to PCS service when traveling around the world. Access to roaming service requires Microcell to enter into roaming agreements with other GSM operators. Microcell has operational roaming agreements in place with almost all of the GSM operators in the United States and with more than 220 GSM operators in 116 countries worldwide.

3.1.3 Subscriber Base

The chart below provides an annual summary of Microcell's PCS subscribers and annual subscriber growth since 1997:

Year Ended December 31st	Subscribers	Net Increase	% Increase

1997	65,667	63,637	3,134.8%
1998	282,174	216,507	329.7%
1999	584,487	302,313	107.1%
2000	922,527	338,040	57.8%
2001	1,209,210	286,683	31.1%
2002	1,164,521(1)	(44,689)(1)	(3.7%)(1)

(1)During the second quarter of 2002, the Company removed 90,000 inactive prepaid customers from its retail customer base. The Company defines inactive prepaid customers as those who have not made or received a call for a period of more than 30 days. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the last twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly prepaid operating statistics for average revenue per user and average monthly usage.

3.1.4 Sales and Marketing

The guiding principle driving Microcell's marketing strategy is that "Fido simplifies life". The Company offers an array of leading-edge and affordable wireless services that meet the everyday personal and business needs of its customers. The Fido® brand plays a key role in product positioning, having differentiated itself in the Canadian wireless market by being perceived as savvy and trendy, yet at the same time trustworthy, customer-friendly, and innovative. The Company uses market-wide research to identify its best potential and most profitable, high-growth market segments, and to understand consumers' needs and preferences in developing and delivering the right products and services in the most cost efficient manner.

Products and services that are simple and easy to use reduce the need for customer service and optimize customer satisfaction. As a result, the Company enjoys a low cost of customer maintenance and a high level of efficiency in its call center operations. Unlike its Canadian competitors, Microcell does not require long-term contracts. Microcell also provides a 15-day satisfaction guarantee, bills its postpaid airtime by the second, and offers big-minute airtime bundles at affordable per-minute rates that can be used anytime and anywhere Fido PCS service is available.

Microcell uses a segmented approach in acquiring and servicing customers. This approach is intended to support the growth of Microcell's core wireless voice business, as well as its entry into the emerging wireless data market. As wireless penetration increases beyond the current penetration rate, the mass-market retail consumer is expected to make up a higher percentage of new net additions. The Company believes that Canada's urban and suburban markets, where more than two-thirds of the Canadian population lives, are likely to be the most receptive markets for PCS going forward. Given this context, the Company is well positioned with the strength and positioning of its Fido® brand, combined with attractive postpaid and prepaid offers, which have allowed Microcell to achieve strong positions within the youth and young adult market (age 15-24) and the young professionals' market (age 25-34) -- two of the segments with the highest growth potential in Canada.

In order to make PCS more affordable, Microcell subsidizes the sale of handsets -- a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is taking on greater importance as handset life cycles shorten. The Fido handset and device portfolio includes some leading-edge handsets, some launched as exclusive to Fido. The Company's current handset and device line-up consists mainly of the Sony Ericsson T68i, T200 and T300, the VTech A700, the Nokia 3390, 6340 and 8390, the Motorola V66 and the Novatel Wireless Merlin GPRS PC Card.

By establishing preferred business relationships with certain handset suppliers, the Company is able to obtain better pricing and limited-time exclusivity on some of their newest devices. The Company has positioned its postpaid service among high-value customers as a preferred means of communication, providing them with the added benefits of mobility, personalization of service, and Internet connectivity. This is done in part through an attractive handset line-up with high functionality that is fairly priced. The Company has positioned its prepaid service to allow an alternative means of payment with comparable value and services to the postpaid plans, yet with greater control over expenditures. By segmenting Fido service in this manner, the Company expects to better match potential customers to the most appropriate method of payment. This is expected to result in improved customer satisfaction and retention.

With a relatively lower penetration rate of voice-based wireless service in Canada than in many other markets around the world, for example Europe and the United States, Microcell believes there remains good growth potential for wireless services in Canada, including for wireless data services. Data-services revenue in the wireless market has been slow to materialize due to a lack of consumer-oriented applications and devices. Microcell's management believes that the penetration rate of data-related services will increase concurrently with the increase in the penetration rate of wireless services in Canada as awareness of data-related services grows with the commercial availability of a larger and wider variety of new and affordable devices.

Short messaging services, instant messaging services, gaming applications, and the introduction of feature-rich, highly functional and affordable handsets are all projected to increase the level of wireless data-services traffic and usage.

3.1.5 Customer Service

Microcell recognizes that superior customer service is vital in contributing to the long-term success of its business by helping to establish a loyal base of satisfied customers. Accordingly, Microcell has made customer service and satisfaction essential elements of its operating philosophy. Providing timely and accurate information concerning services, network coverage, billing and customer account information, as well as responding to general inquiries and correspondence, are important elements of a comprehensive customer service program that promotes customer goodwill.

Microcell maintains a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise. These resources are available to customers seven days a week. Since 2002, Microcell has offered on-line billing services whereby its customers have access to billing information and have the ability to pay their invoices via the Internet. Microcell's trained staff is located in stores and kiosks to promote its PCS products and services and provide information to customers. Each sales and customer service representative participates in a customized training program.

3.1.6 Distribution Network

Microcell develops and maintains a distribution network that allows it to exert significant influence over the message delivered to its customers in order to set the right expectations for the customer and to control the cost of acquisition. Microcell has more than 5,500 points of sale at the retail level. These points of sale include corporate-owned stores and kiosks as well as third-party outlets, such as The Telephone Booth, Future Shop, and Wal-Mart. Microcell's retail distribution network is also comprised of voucher-replenishment-only outlets through more than 3,000 Canadian Imperial Bank of Commerce automated teller machines.

3.1.7 GSM Network

Microcell's PCS network, based on the GSM technology, covers approximately 19 million people, or 61% of the Canadian population. Microcell has completed the greater part of its digital PCS network deployment plans and, going forward, will analyze, on a case-by-case basis, the merits of further deployment of the network. Future network deployment plans will focus on enhancing capacity and coverage, as well as improving signal strength in the markets already being served in order to support subscriber growth and current service level parameters.

Microcell has already deployed its GSM network along certain Canadian highway corridors between urban areas and weekend destinations. However, due to the high cost of PCS network build-out and the lack of necessary scale economies, the Company generally does not build its PCS network in sparsely-populated areas or in low-traffic density areas. Analog cellular networks currently serve many of these areas. Microcell's has an analog roaming agreement with the former members of Mobility Canada, whose analog cellular networks are estimated to cover approximately 94% of the Canadian population. This agreement gives Microcell extended coverage to areas outside the PCS network range. Microcell expects that cellular providers will continue to offer analog cellular coverage for the foreseeable future. PCS customers using dual-mode (analog-GSM) handsets do not, however, have access to certain of the features and functions of PCS while operating on an analog cellular network.

Microcell has designed its PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, Microcell has been able to design its PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. Microcell believes that such design permits its PCS network to provide high quality service even at cell edges. In addition, Microcell is using mini- and micro-base stations, off-air repeaters and in building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage.

In 2001, Microcell upgraded its entire GSM network to offer GPRS, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable "always on" Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

3.1.8 Suppliers

Network Equipment Vendors. Microcell and Nortel are parties to the Nortel Agreement. The Nortel Agreement, containing no purchasing commitment, generally provides for Microcell's purchase of hardware, software and services related to its GSM network and expires on December 31, 2004.

The Company is also a party with Ericsson to the Ericsson Agreement. The Ericsson Agreement, containing no purchasing commitment, generally provides for the Company's purchase of hardware, software and services related to its PCS network and expires on December 31, 2003. The Ericsson Agreement contains an undertaking by the Company to purchase GPRS systems from Ericsson on an exclusive basis until the earliest of the following events occurs: (i) the purchase by the Company of a total of 100 Mb per second of GPRS capacity for its PCS network and (ii) June 8, 2004.

Handset Suppliers. Microcell does not manufacture any of the handsets used in its operations. The high degree of compatibility among different manufacturers' models of handsets allows Microcell not to be dependent upon any single source of handsets. The handsets used in Microcell's operations are available for purchase from multiple sources, and Microcell anticipates that such equipment will continue to be available in the foreseeable future. Microcell is purchasing handsets primarily from Nokia, Vtech, Sony Ericsson and Motorola.

3.1.9 Intellectual Property

Fido® is a trademark registered by Solutions in Canada with the Registrar of Trademarks. Microcell Solutions®, Microcell Connexions® and Microcell® are trademarks registered by Microcell in Canada with the Registrar of Trademarks. Microcell files applications for registration of the trademarks that it intends to use in its business. Microcell intends to take appropriate measures to protect intellectual property that it develops. Under the Trade-Marks Act (Canada), the registration of a trademark takes effect on the date the certificate of registration is issued and continues to be in effect for a period of 15 years; such registration is renewable.

3.2 BROADBAND WIRELESS INTERNET BUSINESS

In August 1999, the Company formed Inukshuk in conjunction with Look, a Canadian wireless cable operator and an independent Internet service provider. Inukshuk had applied for new spectrum in the 2500 MHz range from Industry Canada to build across Canada a high-speed Internet Protocol-based wireless network, using MCS technology in 13 regional service areas. In the first quarter of 2000, Industry Canada selected Inukshuk to be awarded 12 of the 13 MCS Licenses, with the exception of the province of Saskatchewan, covering a territory in which approximately 30 million Canadians live. On December 21, 2001, Industry Canada confirmed Inukshuk's licenses for a ten-year term, with a renewal date in March of 2011.

Microcell Capital and Look initially each owned 50% of the issued and outstanding shares of Inukshuk. On January 29, 2001, Microcell Capital acquired all of the shares of Inukshuk held by Look for an aggregate consideration of $150 million. As a result, Inukshuk became a wholly owned subsidiary of Microcell Capital.

Inukshuk's objective is to become Canada's premier wholesale provider of wireless broadband access. To accomplish this, Inukshuk will offer broadband services across a wireless MCS network infrastructure. In Canada's north, Inukshuk will work with its regional business partner, Nunanet Worldwide Communications Ltd. Inukshuk's MCS network will be available on a wholesale basis to third party service providers. Inukshuk also intends to leverage the management and operating expertise, distribution channels, network assets, customer care, back office support and other strengths and assets of the Company.

In accordance with the learning plan filed with its license applications, Inukshuk will invest a minimum of four percent of its adjusted annual gross revenues or two times its license fees for the development of feature and media rich learning content. To ensure the successful implementation of its learning plan, Inukshuk has created committees with members of the learning committees across Canada, which will advise Inukshuk on its learning plan implementation and recommend projects to be funded by Inukshuk.

In Canada, high-speed Internet and other broadband services are currently provided by incumbent telephone companies, cable television operators and some new entrant telecommunications companies. Service is principally available in Canada's urban markets. From approximately 11% of Canadian households receiving high-speed Internet services in 2000, the market is projected to grow to more than 40% of households by 2004, a compounded annual growth rate of 40%. Given this level of anticipated growth, Inukshuk's MCS should provide an attractive, competitive, facilities-based alternative to wireline high-speed facilities, and also extend the benefits of broadband access to areas not covered by other wireline alternatives.

The Company had planned to build the MCS network through Inukshuk. However, due to the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

3.3 INVESTMENTS BUSINESS

3.3.1 GSM Capital

GSM Capital is a private equity fund dedicated to the development of new PCS products and services related to the GSM standard. Since 1997, Microcell Capital has invested in GSM Capital in the form of subscriptions of units.

3.3.2 Argo II

Since the first quarter of 2000, Microcell Capital has been participating in a second fund, Argo II, which invests in companies developing products and services that address the requirements of the converging Internet and mobile telecommunications industries. The Company has committed to invest, in the form of a subscription for units, U.S.$10.0 million in Argo II and, as of September 30, 2002, U.S.$5.5 million had been paid. During the third quarter of 2002, the Company was asked to contribute an additional U.S.$0.5 million, as part of its original commitment, payable in September 2002, but which Argo II's general partner agreed to postpone to April 30, 2003.

3.4 COMPETITION

3.4.1 PCS Business

The wireless industry has experienced rapid growth since its introduction in Canada in 1985. It is estimated that there were approximately 11.4 million subscribers of wireless voice services in Canada as at September 30, 2002, representing approximately 15% growth over the previous twelve months. This corresponds to a wireless penetration rate in Canada of approximately 40%, a figure significantly below the penetration rates in Europe and the United States. Because of this, the Company believes there remains significant wireless growth potential in Canada.

PCS Business. Competition in the wireless communications industry is intense. Competition for subscribers among wireless providers is based principally upon effective branding and marketing, the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity, handset selection and functionality, and price. The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of upgrades of existing wireless networks from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

Today, Microcell's PCS voice and data services compete principally with the incumbent cellular operators, Rogers, Telus and the Bell Mobility Partners, which offer both cellular and PCS services.

Microcell was one of four entities awarded PCS licenses by Industry Canada in 1995. In addition to Microcell, a second national license for 30 MHz of spectrum was awarded to Clearnet, another new PCS operator, and two national licenses for 10 MHz of spectrum each were awarded to Canada's incumbent cellular operators, with one license awarded to Rogers, and the second to the former members of Mobility Canada, including Telus and the Bell Mobility Partners.

The competitive environment in Canada has changed since 1995. After the restructuring of Mobility Canada in the late 1990s, the members of Mobility Canada were allowed to compete in each others' incumbent serving territories. Clearnet was acquired by Telus in 2000, and Telus later acquired control of QuebecTel in 2001. Also in 2001, Industry Canada conducted an auction of additional PCS spectrum. Each of Rogers, Telus and the Bell Mobility Partners purchased PCS spectrum in the auction. Following all these events, what has remained is a Canadian wireless industry structure (PCS and cellular) comprised effectively of four national players:

  Microcell, with its national PCS License;

  Rogers, with a national 25 MHz cellular license and national PCS licenses and, at the end of the third quarter of 2002, approximately 3,200,000 cellular and PCS customers;

  The Bell Mobility Partners, with 25 MHz cellular licenses in their incumbent serving territories (essentially all of Canada, excluding British Columbia, Alberta and Eastern Quebec) and PCS licenses nation-wide. At the end of the third quarter of 2002, the Bell Mobility Partners had over 4,100,000 cellular and PCS customers; and

  Telus, with nation-wide PCS licenses and 25 MHz cellular licenses in its incumbent serving territories (essentially British Columbia, Alberta and Eastern Quebec). Telus also currently operates an analog SMR wireless communications network and an ESMR digital network at 800 MHz. At the end of the third quarter of 2002, Telus had approximately 2,850,000 cellular, PCS and ESMR customers.

In 1996, Rogers entered into a long-term strategic alliance with AT&T Corporation and its then affiliated companies, including AT&T Wireless Services, Inc. The agreement includes the licensing of the AT&T brand for use in connection with the marketing of Rogers' wireless services. Rogers first launched its digital services using TDMA technology. It has since completed an overlay of the TDMA network with GSM technology. Rogers continues to operate an analog cellular network across Canada.

The Bell Mobility Partners and Telus are using CDMA technology for their digital cellular and PCS networks. Telus and the Bell Mobility Partners both also continue to operate analog cellular networks in their incumbent serving territories. On October 17, 2001, Telus, Bell Mobility and Aliant Telecom Wireless (a Bell Mobility partner in Atlantic Canada) concluded digital roaming arrangements for CDMA technologies in their respective licensed service areas.

Microcell believes that its 30 MHz allotment of contiguous PCS spectrum enables it to provide customers with bandwidth-intensive applications, including high-speed data transmission services. Microcell believes that its PCS handsets are competitively priced as compared to digital and dual-mode handsets of comparable size, weight and features. In order to compete effectively with its competitors who subsidize the sale of their analog cellular and digital handsets, Microcell subsidizes the sale of its PCS handsets.

Additional Competition. New spectrum may be licensed, and new technologies may be developed, which could provide additional competition to the Company. For example, mobile satellite systems, with transmissions from mobile units to satellites, could augment or replace transmissions to land-based stations. Even though such systems are designed primarily to serve remote areas, a mobile satellite system could possibly augment or replace communications within segments of land-based wireless systems.

In addition, PCS is increasingly seen as competing with local wire line telephone services for voice and data traffic. Wireline substitution, whereby PCS customers use wireless for their principal or only telephony needs, is becoming increasingly common.

3.4.2 Wireless Internet Business

The ILECs and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada.

3.5 RESEARCH & DEVELOPMENT

As a condition of its PCS License, Connexions is to invest at least two percent of its adjusted gross revenues, resulting from 2 GHz PCS operations, on PCS-related research and development averaged over the five years of the current PCS License term, which runs until 2006.

3.6 REGULATION

3.6.1 Radiocommunication Act

The use of radio spectrum for Microcell's PCS and Inukshuk's MCS network operations is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, and the ownership and operation of cellular, PCS, MCS and other radiocommunication systems in Canada are subject to ongoing oversight of Industry Canada.

The Radiocommunication Act provides Industry Canada with wide discretion to issue radio licenses for the operations of radio apparatus and spectrum licenses for the use of radio spectrum within a defined geographic area, establish technical standards in relation to radio equipment and plan the allocation and use of radio spectrum taking into account the orderly development and efficient operation of radiocommunications in Canada and the orderly establishment and modification of radio stations. The Minister also has the discretion to amend the terms and conditions of licenses to ensure the orderly development and efficient operation of radiocommunications in Canada.

Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada's discretion. They may be suspended or revoked for cause, on notice and after giving the license holder a reasonable opportunity to make representations, where the Minister is satisfied the holder has contravened the Act, the regulations or the terms or conditions of its licenses. Revocation is rare and licenses are usually renewed upon expiration. Despite this, there can be no assurance that the PCS License and the MCS Licenses will be renewed upon their expiry.

Industry Canada has traditionally assigned portions of the radio spectrum on a first-come, first-served basis. However, in instances where the expressed demand for a given allocation of spectrum exceeded the amount available, a comparative selection process was introduced to identify which of the various proposed systems would be authorized, based on relative merit.

In February 1996, Industry Canada announced the results of a licensing review process. A more streamlined version of the selection process was retained for certain spectrum allocations. At the same time, Industry Canada announced an alternative auction process, to be used in certain instances. In August 1998, Industry Canada issued a general framework it expected to follow for spectrum auctions. Among the key features are the following: (i) auctions are to be preceded by full public consultation; (ii) consultations on bandwidth and the geographic scope of licenses are to be conducted; (iii) licensed areas will be based on Statistics Canada census divisions; (iv) licensees will be able to transfer and subdivide their licenses to eligible third parties; and (v) payments of winning bids will be required in a lump sum amount at the auction's close.

As part of the PCS licensing policy established by the Minister in 1995, a spectrum aggregation limit, or "spectrum cap" was put in place, restricting to 40 MHz the amount of mobile spectrum any one licensee and its affiliates could hold in a specific geographic area. In 1999, the mobile spectrum cap was raised to 55 MHz.

3.6.2 PCS License Conditions and Fees

On April 15, 1996, Connexions was informed of the conditions attached to its PCS License, which had an initial term of five years. On March 29, 2001, Industry Canada renewed the PCS License for a second five-year term, commencing on April 1, 2001. The conditions attached to the renewed term of the PCS License remained unchanged from those of the initial term. However, Industry Canada also indicated as part of the PCS License renewal its intention to initiate a review of the cellular and PCS license terms, fees and conditions (see further below). Industry Canada has the power to make amendments to the existing terms and conditions of license and fee structure.

The existing PCS License conditions require Connexions to:

  substantially meet the deployment plan contained in its initial license application and offer a reasonable level of service in all regions of Canada;

  substantially honor the research and development commitments made in its initial license application, and at a minimum invest an average of two percent of adjusted gross revenue from its PCS activities on PCS-related research and development, as defined by Revenue Canada, averaged over the course of the PCS License term ("adjusted gross revenue" is defined as total service revenues less inter-carrier payments, bad debts, third party commissions, and provincial and federal taxes collected);

  substantially honour all other commitments made in its detailed application;

  comply with the Canadian Ownership and Control Provisions and notify the Minister of any change that would materially affect its ownership or control in fact, such notice to be given in advance for transactions known to the Company;

  submit annual reports indicating, among other things, continued compliance with the PCS License conditions;

  from the inception of service, provide for and maintain lawful interception capabilities as authorized by law, unless forborne from so doing;

  comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations;

  offer PCS resale throughout its service area to PCS licensees on a non-discriminatory basis;

  comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission of the United States concerning the use of the 2 GHz frequency range; and

  obtain site specific authority prior to installing or operating any 2 GHz PCS base station.

Connexions paid annual license fees for the PCS License of approximately $23 million in 2002. Annual PCS license fees are $900/MHz per base station for wide area systems and $9/MHz per base station for limited area systems. The dollar amount of Connexions' annual license fees will therefore increase proportionately to the rate at which Connexions adds cell-sites to its PCS network.

In March 2001, Industry Canada announced its intention to initiate a public consultation process to review the cellular and PCS licenses conditions, terms and fees. This consultation was launched on December 21, 2002, with the release of Canada Gazette Notice DGRB-004-02, "Consultation on a New Fee and Licensing Regime for Cellular and Incumbent Personal Communications Services (PCS) Licensees". Issues raised for consultation included the following:

  To extend the cellular and PCS licenses to ten-year terms from the current five, meaning Connexions' PCS License term would be extended to 2011 from the current 2006 expiry date;

  To allow the cellular and PCS licensees to benefit from more liberal spectrum disposition rights, including the ability to transfer in whole or in part the assigned spectrum in both the geographic and spectral (bandwidth) domains, subject to, however, any applicable spectrum caps;

  To modify the current cellular and PCS license fee regime from one requiring payment on a site by site basis to a "spectrum license", whereby a licensee pays for total spectrum assigned;

  That there be no fee distinction between PCS and cellular spectrum; that is, for each assigned MHz, cellular and PCS licensees will be charged the same fee. Based on the transitional figures proposed in the Licensing Review document, 30 MHz of national PCS spectrum, such as Connexions holds today, would attract annual "spectrum license" fees of $45 million in 2011; and

  To maintain the obligation that analog roaming and resale be offered by cellular licensees to PCS licensees.

While the changes to the cellular and PCS license conditions and fees proposed in the consultation process have not been adopted, Industry Canada has stated its intention for any revisions eventually adopted following the consultation to be in effect by April of 2004. There can be no assurance, if there are any changes to the PCS License terms, conditions or fee structure eventually introduced, that these will not materially impact Microcell.

Although revocation is rare and licenses are usually renewed upon their expiration, there can be no assurance that the PCS License will be renewed upon its expiry, nor can there be any assurance that the PCS License term, conditions or fees, following the consultation mentioned above, or established at the end of the PCS License term, will not differ in a way that affects the operations or costs of Connexions in a material way.

3.6.3 MCS Licenses Conditions and Fees

In March of 2000, following a comparative selection process, Inukshuk was selected by the Minister to be licensed for MCS in twelve license service areas across Canada.

On December 21, 2001, Inukshuk was issued ten-year MCS Licenses running to March 31, 2011, for the twelve license service areas. The MCS Licenses cover territory that encompasses the provinces of Alberta, British Columbia, Ontario, Quebec, Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick and the Nunavut, Yukon and Northwest Territories. The MCS Licenses conditions require Inukshuk, from the date of licensing, to:

  adhere to the rollout plans made in its initial detailed license application, as amended by Inukshuk's letter to Industry Canada dated December 5, 2001;

  adhere to the learning plan as contained in its detailed application, or as agreed to in writing by the committees made up of representatives of the learning community and Inukshuk;

  comply on an ongoing basis with applicable Canadian ownership and control eligibility criteria (currently as prescribed in the Radiocommunication Act), and provide notice to the Minister in advance, if possible, of any change that would materially affect its ownership or control in fact;

  use the assigned spectrum in accordance with the Canadian Table of Frequency Allocations and Industry Canada's spectrum policy for MCS;

  ensure that radio apparatus are installed and operated in compliance with Health Canada's limits of exposure to radio fields;

  mark antenna structures, where applicable, in accordance with recommendations of Transport Canada;

  consult with appropriate land use authorities prior to installation of significant antenna structures, and delaying any installation pending an Industry Canada review to consider whether negotiations are at an impasse;

  comply with the terms and conditions of any approval given by Industry Canada in respect of sites for radio apparatus;

  ensure that radio apparatus are installed and operated in accordance with technical standards specified by Industry Canada;

  comply with existing and future international coordination or notification regulations and procedures;

  comply with the transition policy and relocation procedure for the relocation of incumbent stations;

  comply with requests from Industry Canada for technical details of hub stations;

  obtain Ministerial approval, following full review by Industry Canada, for any application to transfer or assign the licenses, including any disposition of the rights ad obligations of the licenses and any change which would have a material effect on the ownership or control in fact of the licensee;

  pay the annual MCS License fees before March 31 for the subsequent year;

  submit annual reports for the first five years following issuance of the licenses indicating, among other things, continued compliance with the license conditions; and

  submit semi-annual interim reports indicating system implementation and learning plan progress for the first two years of the license terms.

Annual MCS License fees are $1.30/MHz per 1,000 households for each licensed service area. For all twelve MCS Licenses, Inukshuk paid annual license fees of $1,267,734 in 2002.

In November 2001, Industry Canada announced, consistent with an earlier determination by the Federal Communications Commission of the United States, that Canada would allow both fixed and mobile applications in the MCS spectrum band. Industry Canada plans to initiate a public consultation in the future on licensing considerations arising from this change. There can be no assurance that conditions of the MCS Licenses, including the license fee structure following any follow-up consultation, will not change materially, which could affect Inukshuk's operations or costs.

3.6.4 Telecommunications Act

As a telecommunications common carrier (i.e., a facilities-based telecommunications company) operating in Canada, Connexions is a "Canadian carrier" as defined by the Telecommunication Act and is therefore subject to regulation by the CRTC. Inukshuk is also expected to be a Canadian carrier.

The CRTC's jurisdiction extends to the regulation of rates and the terms and conditions pursuant to which telecommunications services are provided by Canadian carriers, the exchange of telecommunications traffic between carriers, inter-carrier arrangements and ownership of Canadian carriers. The CRTC is also mandated to establish the appropriate rules for entry into new markets and the regulation of competitive telecommunications markets.

Powers conferred to the CRTC include the ability to exempt classes of Canadian carriers from the application of the Telecommunications Act and to forbear from exercising certain regulatory powers with respect to certain classes of services if the CRTC is satisfied that exemption or forbearance is consistent with Canadian telecommunications policy objectives, and if the service or class of service is or will be subject to competition sufficient to protect the interest of users.

Exemption or forbearance may be subject to conditions. For example, in most of its forbearance decisions, the CRTC has eliminated the request for carriers to file tariffs and inter-carrier agreements for approval but has retained its powers to rule on complaints Under the current rules established by the CRTC, a wireless carrier may carry on business as a WSP under the regulatory regime established for wireless services, or it may take advantage of the regulatory framework for the local services generally by electing to become a CLEC on an area-by-area basis. Certain obligations and benefits are brought about by becoming a CLEC including "co-carrier" status with the ILECs. It is also possible for a wireless carrier to operate as a WSP in some areas and as a CLEC in others.

3.6.5 Regulatory Framework for Wireless Services

On December 23, 1996, the CRTC issued Decision 96-14 regarding the regulation of WSPs. The CRTC decided, subject to certain conditions, to refrain or forbear from exercising many of its regulatory powers, including its rate-setting powers, with respect to mobile wireless voice services interconnected with other public networks provided and offered by Canadian carriers other than the ILECs. The CRTC considered it necessary to retain the power to impose certain conditions such as confidentiality of customer information and to ensure that providers of such services, including cellular, PCS and ESMR, do not unjustly discriminate against other service providers or subscribers, or confer any undue or unreasonable preference with respect to access to their networks or generally with respect to the provision of the services.

3.6.6 Regulatory Framework for Local Services

In May 1997, the CRTC issued Decision 97-8, which set out the initial terms and conditions for competition in the local telecommunication services market. Many of the implementation issues associated with the introduction of local services competition were referred to the CISC, an industry organization formed to assist in developing information, procedures and guidelines as may be required in implementing local competition. The Company participates actively in the CISC.

Decision 97-8 establishes a technology neutral comprehensive regulatory framework that addresses key issues necessary to permit competition in the local services market. Decision 97-8 has been modified from time to time by subsequent CRTC decisions and orders. Following is a summary of the major features of Decision 97-8 as it is expected to impact on Microcell's business.

In the local services market, the CRTC considers CLECs to be carriers of equal stature with, and not merely customers of, the ILECs. Accordingly, the CRTC mandated that ILECs and CLECs terminate each others' traffic originating within the same ILEC exchange based on mutual compensation "bill and keep" arrangements. These arrangements do not require the LEC originating traffic to compensate another LEC for terminating its local traffic unless there is a substantial traffic imbalance for a significant period of time. In areas in which terminating traffic is at a substantial imbalance, LECs charge each other for the imbalance in traffic termination at cost-justified rate levels approved by the CRTC.

The CRTC determined that ILECs and CLECs must provide at least one suitably equipped point of interconnection with other telecommunications providers within each ILEC local exchange in which the LEC provides service (certain elements of this determination are currently under review by the CRTC). The point of interconnection is the location where LECs' respective networks interconnect for the exchange of traffic. The CRTC also directed that LECs should share the cost of this interconnection equally. This is accomplished through the terms of interconnection agreements between CLECs and ILECs or other CLECs.

In order to provide service, CLECs require access to or the use of certain discrete and essential elements of the ILECs' local exchange network, referred to as "unbundled facilities". The CRTC determined that other facilities of the ILECs' networks, though not essential, were nevertheless necessary during the early years of competition, and directed the ILECs to make them available to CLECs at cost-based rates as if they were essential.

The CRTC considers CLECs to be "non-dominant carriers". As such, they are not subject to the same degree of regulation as ILECs and are not required to file tariffs for their rates for end-customer services. However, the CRTC requires CLECs to assume certain regulatory obligations, including obtaining CRTC approval of interconnection agreements and tariffs for services provided to other carriers (as opposed to end-customers).

In addition, CLECs must provide equal access for their end-customers to long distance providers that offer services in the same territory served by the CLEC, and interconnection to all carriers, including long distance carriers, WSPs and other LECs operating in the same territory. This access must be available at terms, conditions, rates and charges no less favorable than those offered by the local ILECs. These requirements, as they apply to wireless CLECs, including Connexions are currently being reviewed by the CRTC.

CLECs are also required to: implement local number portability, which permits an end-customer to move from one LEC to another without changing telephone numbers; provide emergency (9-1-1) service; provide message relay service for the hearing impaired; and satisfy various other regulatory requirements designed to protect customers' privacy and ensure that customers receive adequate service information.

Connexions received interim CRTC approval of its CLEC tariffs on September 8, 2000 (interim approval having been granted to other CLECs currently in operation), a condition precedent necessary to achieving CLEC status. Since September of 2001, Connexions has been converting to CLEC status from WSP status across the country, and is now operating as a CRTC-approved CLEC in all of the Company's principal operating exchanges.

3.6.7 Contribution Obligations

In November 2000, with Telecom Decision 2000-745, the CRTC announced a reform of the contribution collection mechanism, whereby telecommunications service providers subsidize the cost of local telecommunications service in certain high-cost regions. Previously, contribution was paid on a per long distance minute basis or comparable per interconnection trunk basis. Since January 1, 2001, telecommunications service providers, including WSPs and CLECs, have been required to pay a percentage of their CTSR, less certain deductions, such as inter-carrier payments, as contribution. In its November 22, 2002, Telecom Decision 2001-71, the CRTC approved on a final basis the 2002 CTSR rate at 1.34%, and also set the interim CTSR rate for 2003 at 1.3%.

3.6.8 Foreign Ownership Restrictions

Connexions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian Ownership and Control Provisions. The Canadian Ownership and Control Provisions must also be respected by Connexions and Inukshuk to maintain their eligibility to operate as Canadian carriers under the Telecommunications Act and to hold and have renewed the PCS License and MCS Licenses.

The Canadian Ownership and Control Provisions require Connexions and Inukshuk to be "Canadian-owned and controlled" corporations incorporated or continued under the laws of Canada or a province of Canada. Connexions and Inukshuk are deemed to be "Canadian-owned and controlled" as long as: (i) not less than 80% of the members of their respective boards of directors are individual Canadians; (ii) Canadians beneficially own not less than 80% of their respective issued and outstanding voting shares; and (iii) they are not otherwise controlled in fact by non-Canadians.

A "Canadian" is defined to include a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada, various Canadian government agencies, various qualified trusts, mutual insurance companies, and corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians.

In the case of Microcell, as the ultimate parent corporation of both Connexions and Inukshuk, the Canadian Ownership and Control Provisions require, for Connexions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of the issued and outstanding voting shares of Microcell be owned by Canadians, and that Microcell not otherwise be controlled in fact by non-Canadians. A "voting share" for purposes of the Telecommunications Act means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made.

Microcell may restrict the issue, transfer and ownership of shares, if necessary, to ensure that Microcell remains in conformity with the Canadian Ownership and Control Provisions. For such purposes, in particular but without limitation, Microcell may, in accordance with the provisions of the Canadian Ownership and Control Provisions, to the extent applicable: (i) refuse to accept any subscription for any voting shares; (ii) refuse to allow any transfer of voting shares to be recorded in Microcell's share register; (iii) suspend the rights of a holder of voting shares to vote at a meeting of the shareholders of Microcell; and (iv) sell, repurchase or redeem any voting shares.

Microcell's Articles of Incorporation provide that Microcell may, in connection with the issue, or transfer of ownership, of voting shares in its capital, take any action, or refuse to take any action, as the case may be, to the extent necessary to ensure that any subsidiary of Microcell is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act or to be issued, to hold and to renew radio authorizations or radio licenses under the Radiocommunication Act, if and only to the extent that the business activities of such subsidiary require such eligibility.

Microcell, Connexions and Inukshuk may not be otherwise controlled by non-Canadians. In other words, a non-Canadian cannot exercise control in fact over these companies. The test for determining control has been applied in a negative fashion; that is, reviews have focused on whether non-Canadians have control, not whether Canadians control, the carrier in question. Any one determinant may not necessarily control, but the cumulative effect of several determinant may influence whether de facto control is being exercised by non-Canadians. For example, a review of control may consider, but is not restricted to, the following elements:

  the rights of non-Canadians in shareholder's agreements, including dividend rights, veto rights and the right to elect directors;
  the scope and exclusivity of all management and services agreements made with non-Canadians;
  the percentage of share holdings (both voting and non-voting) held by non-Canadians;
  the source of debt and equity financing;
  which party determines the selection of members of the senior management;
  the relative experience and strength of the shareholders (both Canadian and non-Canadian) and board of directors; and
  dependency created by any other agreements, contracts or arrangements with non-Canadians.

Failure by Microcell to comply with the requirements relating to the Canadian Ownership and Control Provisions may affect the ability of Connexions and Inukshuk to operate as Canadian carriers and to hold and have renewed the PCS License and the MCS Licenses. Microcell believes that it and its subsidiaries currently comply with the Canadian Ownership and Control Provisions.

In November of 2002, the Minister initiated a review of the Canadian Ownership and Control Provisions. The review, to be conducted by the Industry Committee, is meant to determine whether the restrictions on foreign participation in the telecommunications sector set out in the Canadian Ownership and Control Provisions are still appropriate today, or whether changes to those rules, including their possible removal, are needed. The Industry Committee is expected to report back to the Minister by mid-2003, but there is no assurance whether changes will be recommended, or if changes are recommended, that those recommendations will lead to modifications to the Canadian Ownership and Control Provisions.

3.7 PROPERTIES

Microcell leases approximately 520,000 square feet of office space in Montreal, which houses staff of Microcell's principal office, switching office and national network operations center. Microcell also leases 55,100 square feet of space in Toronto, 19,000 square feet of space in Vancouver, 18,300 square feet in Calgary, 4,200 square feet in Quebec City, 3,300 square feet of space in Ottawa, 1,200 square feet of space in St. Catharines-Niagara, 1,000 square feet in Kitchener, 700 square feet of space in Edmonton, 800 square feet of space in Victoria, 2,300 square feel of space in Windsor, 4,400 square feet of space in Winnipeg, 6,000 square feet of space in Halifax, 10,600 square feet of space in Mississauga, 2,300 square feet of space in Regina, 10,600 square feet in New Westminster and 200 square feet of space in St. John's, Newfoundland for business offices and switching offices. In addition, the Company leases approximately 1850 antenna sites and owns six antenna sites.

3.8 EMPLOYEES

In the previous 18 months, the Company has reduced its work force by 520 employees. This measure was the result of increased productivity from the consolidation of certain administrative and operating support activities, and to the suspension of certain projects due to the Company's financial difficulty and difficult financial market conditions. After giving effect to the lay-offs which occurred in December 2002, Microcell had approximately 2,000 employees (expressed as full-time equivalents). Microcell is not party to any collective labor agreements and none of its employees is represented by a union. Microcell believes that it enjoys good relations with its employees.

3.9 LEGAL PROCEEDINGS

On April 10, 2002, ASP, a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from Microcell. Microcell considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

Furthermore, Microcell is involved from time to time in routine legal and regulatory proceedings incidental to its business. Microcell does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on Microcell.

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1 ANNUAL INFORMATION FOR THE LAST THREE YEARS

(in thousands of dollars, except for the data relating to shares)

	Years ended December 31
	2000	2001	2002
	[Restated(1)]	[Restated(1)]
Statement of Loss:
Revenues
Services	$365,665	$509,082	$566,706
Equipment sales	40,321	32,408	24,356
	405,986	541,490	591,062
Cost of products and services	306,391	336,753	285,252
Selling and marketing	119,049	115,638	105,386
General and administrative	92,878	98,902	109,412
Depreciation and amortization	131,304	177,990	242,416
Operating loss before impairment of intangible assets and restructuring charges	(243,636)	(187,793)	(151,404)
Impairment of intangible assets (2)	-	-	(223,399)
Restructuring charges	-	(5,226)	(7,494)
Operating loss	(243,636)	(193,019)	(382,297)
Interest income	20,341	6,553	5,479
Interest expense and financing charges	(194,213)	(224,237)	(226,829)
Foreign exchange gain (loss)	(24,638)	(51,129)	926
Write-down of deferred financing costs and deferred gain and loss on financial instruments	-	-	(16,947)
Gain on financial instruments	-	-	6,570
Net gain on disposal of investments (3)	285,967	-	-
Loss in value of investments, marketable securities and other assets (3)	(248,336)	(33,093)	(16,086)
Share of net income (net loss) in investees (3)	20,573	(5,282)	(13,212)
Net loss before income taxes	(383,942)	(500,207)	(642,396)
Income tax benefit (provision) (2) (3)	115,515	1,722	71,895
Net loss	$(268,427)	$(498,485)	(570,501)
Basic and diluted loss per share	$(2.79)	$(4.56)	$(2.37)
Net loss (U.S. GAAP) (4)	$(250,116)	$(498,167)	$(584,914)
Comprehensive loss (U.S. GAAP) (4)	$(251,016)	$(495,270)	$(586,766)
Loss per share (U.S. GAAP) (4)	$(2.60)	$(4.56)	$(2.43)
Other Data (unaudited):
EBITDA (5)	$(112,332)	$(9,803)	$91,012
EBITDA (U.S. GAAP) (4) (5)	$(114,938)	$(13,305)	$91,012
Capital expenditures	$257,191	$277,395	$124,683
Per share data:
Basic loss per share	$(2.79)	$(4.56)	$(2.37)
Diluted loss per share	$(2.79)	$(4.56)	$(2.37)

	As at December 31
	2000	2001	2002
	[Restated(1)]	[Restated(1)]
Balance Sheet Data:
Cash and cash equivalents (6)	$87,378	$19,005	$26,979
Short-term investments and marketable securities (7)	75,957	159,524	83,345
Short-term investments - restricted (7)	120,710	-	-
Capital assets	662,411	764,048	655,646
Intangible assets	2,866	226,126	2,727
Total assets	1,209,226	1,395,259	912,854
Total long-term debt (excluding current portion)	1,680,699	1,887,048	2,032,678
Share capital	728,050	1,167,371	1,167,678
Warrants	2,077	2,077	1,770
Deficit	(1,397,688)	(1,896,173)	(2,466,674)
Deficit (U.S. GAAP) (4)	(1,445,767)	(1,943,934)	(2,528,848)
Accumulated other comprehensive income (loss), end of period (U.S. GAAP) (4)	(900)	1,997	145

  Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-9). The consensus reached by the Task Force indicates that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20.9 million, $19.3 million and $22.8 million respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, operating measures or cash flows.

  Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' (CICA) Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS License it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS License until it determines that the PCS License has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS License in the amount of $140,000. An impairment charge was recorded for the MCS Licenses in 2002. The annual licensing fees are charged to expense as incurred.

  In 2001, the Company acquired for $150 million the 50% share in Inukshuk owned by Look, a company controlled, at that time, by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is the MCS Licenses that can be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada. However, due to the current financial context and to the fact that building this type of network would require significant additional financing from external sources, the Company has decided to suspend indefinitely the building of its MCS network. The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72.9 million, resulting from the difference between the carrying value and the tax basis of the asset acquired, was included in the cost of the MCS Licenses.

  In the second quarter of 2002, the Company wrote down the value of the MCS Licenses to nil. Accordingly, a non-cash expense in the amount of $223.4 million has been recorded in 2002. A related deferred income tax recovery of $72.9 million was also recorded.

  During 2000, the Company sold its equity investments in Saraide.com to InfoSpace and received in exchange 2,281,326 shares of InfoSpace (stock split adjusted) and an interest of 4.3% in the new company created by InfoSpace following this transaction (Saraide, Inc.). The resulting gain of $291.9 million, net of income taxes, and the corresponding deferred tax liabilities of $108.7 million, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million was also recognized which resulted in an income tax benefit. Following this transaction, 961,894 shares of InfoSpace were sold at an average price of US$61.19 resulting in a loss on disposal of $6.8 million.

  Throughout the year, the carrying value of the remaining shares of InfoSpace was reduced based on the closing value of the shares on The Nasdaq Stock Market, Inc. at each balance sheet date and the corresponding loss in value of $225.7 million was recorded. In light of management estimates and based on the decline in market conditions for high technology companies, on December 31, 2000, the Company reduced its 4.3% interest in Saraide, Inc. to its estimated net realizable value. Accordingly, non-cash charge of $22.6 million was recorded, thereby bringing the cumulative loss in value of investments to $248.3 million, and the corresponding future income tax liability was adjusted from $12.9 million to $4.6 million resulting in a deferred income tax benefit of $8.3 million. Finally, the Company recorded its share of net income in its equity investments, resulting in net income of $20.6 million in 2000. Subsequently, the Company reduced the value of the remaining InfoSpace shares and of certain long-term investments to their net estimated realizable value. Accordingly, non-cash changes of $33.1 million were recorded in 2001 and $16.1 million in 2002.

  In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to the Statement of Loss and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 20 to the Consolidated Financial Statements. The most significant differences relate to:

    the requirement to record as an expense over the vesting period of an option the excess of the estimated fair market value of the shares over the exercise price of such option. As a result, an amount of $60.7 million was expensed in 1996;

    the requirement to record the share of net income in an investee which is a private investment company based on both, realized and unrealized, gains or losses. As a result an amount of $4.8 million was recorded as a gain in 2002, $22.1 million was recorded as a loss in 2001 and $18.6 million as a gain in 2000;

    the requirement to report, as net loss, a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. All other transactions should be reported as other comprehensive loss, which is excluded from the earnings-per-shares calculation. The comprehensive loss includes both, net loss and other comprehensive loss. As a result, and following a decline in value of marketable securities in the amount of $159.0 million which was considered to be other than temporary by the Company and consequently was reclassified from other comprehensive loss to net loss, the Company reported in 2000 an amount of $0.9 million as other comprehensive loss and $2.0 million and $2.1 million respectively as other comprehensive income in 2001 and 2002; and

    Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during the year, in the amount of $72.9 million, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98.7 million under U.S. GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25.8 million under U.S. GAAP (nil in 2002 and 2000).

  EBITDA should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, is viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

  Cash equivalents consist of highly liquid, held to maturity investment grade securities. Cash equivalents have maturities of 90 days or less from the date of purchase.

  Short-term investments consist of highly liquid, held to maturity investment grade securities with terms not exceeding twelve months. As at December 31, 2002, marketable securities include 23,058 shares of InfoSpace (407,665 and 1,319,432 as at December 31, 2001 and 2000 respectively). As at December 31, 2000, $120,710,000 of short-term investments was designated as collateral for letters of guarantee issued to support the Company's participation in Industry Canada's auction of additional PCS spectrum in the 1.9 GHz frequency range. On January 25, 2001, after the Company decided to withdraw from the auctioning process, the letters of guarantee issued with respect to the auction were cancelled and the related collateral was released.

 4.2 DIVIDEND POLICY

The Company has not paid any dividends since its creation and the Company does not anticipate declaring or paying dividends in the foreseeable future, as it intends to retain future earnings, if any, for reinvestment in its business and repayment of indebtedness. Any future determination to declare or pay dividends will be at the discretion of the board of directors of the Company, will be subject to compliance with the Company's debt financing arrangements, and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant. Certain covenants under the terms of the Company's financing agreements and of its public debt prohibit or limit the ability of the Company to declare or pay dividends.

ITEM 5 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 3 to 26 in our Annual Report for the fiscal year ended December 31, 2002 is incorporated herein by reference.

ITEM 6 - DIRECTORS AND OFFICERS

6.1 DIRECTORS

The table below sets forth the name of each actual member of the Board, their municipality of residence, their principal occupation, as well as the date of their appointment as directors of Microcell. The table also sets forth the number of common shares of Microcell at the present date beneficially owned or over which control or direction is exercised by each of the directors. To Microcell's knowledge, all of Microcell's directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over 72.1% of the voting common shares of Microcell. Each director is elected at the annual meeting of shareholders of Microcell to serve a one year term until the next annual meeting or until a successor is elected or appointed. Microcell has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. Microcell has also created the Special Committee in connection with the process announced in August 2002.

Name and Position or Office with Microcell	Principal Occupation	Director Since	Number of Common Shares
Andre Bureau(2) Town of Mount-Royal, Quebec	Chairman of the Board, Astral Media Inc., Montreal, Quebec	May 1998	--
Andre Tremblay Outremont, Quebec	President and Chief Executive Officer of Microcell, Montreal, Quebec	May 1995	--
Bernard Lamarre(2) Montreal, Quebec	Chairman of the Board of Groupe Bellechasse Sante Inc., Montreal, Quebec	May 1998	--
Bruno Ducharme Westmount, Quebec	President and Chief Executive Officer of Telesystem International Wireless Inc., Montreal, Quebec	March 2000	--
Charles Sirois Verdun, Quebec	Chairman and President of Telesystem Ltd., Montreal, Quebec	December 1993	19,924,849(5)
Daniel Cyr(1)(3) Candiac, Quebec	Senior Vice-President and Chief Financial Officer, Telesystem Ltd., Montreal, Quebec	June 1997	--
Graham W. Savage(1) Toronto, Ontario	Principal in Savage Walker Capital Inc. and Callisto Capital LP, Toronto, Ontario	May 2002	--
Martin Fafard(2) Laval, Quebec	Vice President Telecommunications, CDPQ Capital Communications Inc., Montreal, Quebec	May 2001	--
Michael Cytrynbaum(3)(4) West Vancouver, British Columbia	Chairman of the Board, Look, Vancouver, British Columbia	December 1993	--
Noel R. Bambrough(1)(4) Atlanta, Georgia, USA	Chief Executive Officer of Dictation Service Group, Inc., Atlanta, Georgia, U.S.A.	November 1997	--
Pierre Laurin(1)(4) Verdun, Quebec	Executive in residence at HEC Montreal, Montreal, Quebec	May 1999	--

(1) Memberof the Audit Committee
(2) Member of the Human Resources Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Special Committee
(5) Charles Sirois controls Telesystem Ltd. which owns its participation directly and indirectly through a subsidiary. The 19,924,849 common shares of Microcell directly and indirectly owned by Telesystem Ltd. represent 72.1% of the voting common shares of Microcell.

The principal occupation of each director during the past five years is as follows:

Andre Bureau was appointed a director of Microcell on May 8, 1998. He has been Chairman of the Board of Astral Media Inc. since December 1997 and was President and Chief Executive Officer of Astral Broadcasting Group Inc. from 1993 until October 2001. Mr. Bureau is counsel at Heenan Blaikie LLP. Before 1989, Mr. Bureau was Chairman of the CRTC.

Andre Tremblay has been President and Chief Executive Officer of Microcell since May 1995 and was Chairman of Microcell from August 10, 1999 to March 9, 2000. Mr. Tremblay has been actively involved in the telecommunications industry since 1989. Mr. Tremblay has been a member of the Board of Directors of Microcell since November 1995. Prior to joining the Telesystem group of companies, Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Grant, Thornton, a Canadian accounting firm.

Bernard Lamarre was appointed a director of Microcell on May 8, 1998. He has been an advisor to SNC Lavalin Inc. since August 1991.

Bruno Ducharme is President and Chief Executive Officer of Telesystem International Wireless Inc. and, prior to May 1997, was President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994.

Charles Sirois has been a director of Microcell since December 9, 1993. Since 1990, Mr. Sirois has been Chairman and President of Telesystem Ltd., an entrepreneurial private equity company of which he is the founder and principal shareholder. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc., a leading global provider of broadband services with the most extensive global Internet network. From 1988 to 1990, Mr. Sirois was Chairman and Chief Executive Officer of BCE Mobile, and prior to that he held executive positions at two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He currently sits on the board of directors of the Canadian Imperial Bank of Commerce. He is also a member of the G8 dot force, of the National Broadband Task Force and is a founding member of the Washington-based Global Information Infrastructure Commission (GIIC).

Graham W. Savage was appointed director of Microcell on May 9, 2002. Mr. Savage is, since October 1998, managing director and a founding partner of Savage Walker Capital Inc., a merchant bank and, since October 2002 of Callisto Capital LP, a sister Merchant banking fund. He was, between 1996 and 1998, managing director and a founding partner of Parkview Capital Partners Inc., also a merchant bank.

Daniel Cyr has been a director of Microcell since June 1997. He is the Senior Vice-President and Chief Financial Officer of Telesystem Ltd. which he joined in 1992. Mr. Cyr holds a bachelor's degree in Business Administration from Laval University and was admitted to the Canadian Institute of Chartered Accountants in 1985. He started his career with Coopers & Lybrand.

Martin Fafard was appointed director of Microcell on May 10, 2001. Mr. Fafard holds the position of Vice-President, Telecommunications at CDPQ Capital Communications Inc., the telecommunication private equity arm of Caisse de Depot et Placements du Quebec. Prior to joining CDPQ Capital Communications Inc., Mr. Fafard held various positions in the investment banking division of TD Securities from 1997 to 1999 and in the Corporate Finance Group at KPMG from 1987 to 1997 where he was involved in numerous financing, business valuation and merger and acquisition projects. Mr. Fafard holds a bachelor's degree from HEC Montreal (formerly Ecole des Hautes Etudes Commerciales (University of Montreal)) and is a Chartered Accountant and a Chartered Business Valuator.

Michael Cytrynbaum has been a director of Microcell since December 1993. Mr. Cytrynbaum is the Chairman of the Board of Look since November 1, 1999. Since August 1993 Mr. Cytrynbaum has been working with First Fiscal Management Ltd., a financial consulting firm in Vancouver.

Noel R. Bambrough was appointed a director of Microcell on November 26, 1997. He has been recently appointed Chief Executive Offier of Dictation Service Group Inc., has been the President and Chief Executive Officer of Intacta Technologies, Inc. since April 2000 and before that he was Executive Vice-President and Chief Operating Officer of Intacta. From December 1998 until his appointment at Intacta, Mr. Bambrough was consultant in the fields of cable TV and telecommunications. From April 1995 until December 1998 Mr. Bambrough was Executive Vice-President and Chief Operating Officer of Triax Telecommunications Company, LLC, a cable TV operation serving 450,000 customers in the upper mid-western United States.

Pierre Laurin was appointed a director of Microcell on May 7, 1999. He is an executive in residence at HEC Montreal, in Montreal. Prior to 1999, he was Vice-Chairman and President for Quebec of Merrill Lynch Canada Inc.

6.2 OFFICERS

The following table indicates the name and the municipality of residence of the present officers of Microcell, along with their positions held with Microcell. The table also sets forth the number of common shares of Microcell at the present date beneficially owned or over which control or direction is exercised by each of the officers.

Name and municipality of Residence	Office	Principal Occupation	Number and percentage of Common Shares
Alain Rheaume Outremont, Quebec	President and Chief Executive Officer of Microcell's PCS division	President and Chief Executive Officer of Microcell's PCS division	--
Andre Tremblay Outremont, Quebec	President and Chief Executive Officer	President and Chief Executive Officer of Microcell	--
Charles Sirois Verdun, Quebec	Chairman of the Board	Chairman and President of Telesystem Ltd., Montreal, Quebec	19,924,849(1)
Dean Proctor Montreal, Quebec	Vice-President, Regulatory Affairs	Vice-President, Regulatory Affairs of Microcell	--
Gaetan Jacques Verdun, Quebec	Vice-President, Human Resources	Vice-President, Human Resources of Microcell	--
Jacques Leduc Laval, Quebec	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Microcell	--
Jocelyn Cote St-Lambert, Quebec	Vice-President, Legal Affairs and Assistant Secretary	Vice-President, Legal Affairs and Assistant Secretary of Microcell	--
Michel Cordeau Lac Saint-Joseph, Quebec	Secretary	Lawyer, Montreal, Quebec	--
Pierre Bonin Westmount, Quebec	Chief Information Officer	Chief Information Officer of Microcell	--
Robert Fortier Montreal, Quebec	Vice-President and Corporate Controller	Vice-President and Corporate Controller of Microcell	--
(1) Charles Sirois controls Telesystem Ltd. which owns its participation directly and indirectly through a subsidiary. The 19,924,849 common shares of Microcell directly and indirectly owned by Telesystem Ltd. represent 72.1% of the voting common shares of Microcell.

The principal occupation of each Officer (other than Andre Tremblay and Charles Sirois) during the past five years is as follows:

Alain Rheaume was appointed President and Chief Executive Officer of Microcell's division Microcell PCS on February 12, 2001. From June 1996 to February 2001, Mr. Rheaume was Chief Financial Officer and Treasurer of Microcell and from May 1998 to February 2001, he was also Executive Vice-President, Corporate Services. Prior to joining Microcell, Mr. Rheaume worked for the Government of the Province of Quebec at the Ministry of Finance since 1974. Mr. Rheaume was Deputy Minister of Finance from 1992 to 1996 and prior to that he was Associate Deputy Minister of Finance from November 1988 to October 1992.

Dean Proctor has been Vice-President of Microcell since February 1996. Prior to joining Microcell, Mr. Proctor practised law in Montreal and Ottawa, focusing on broadcasting and telecommunications matters. He is past Vice-Chairman of the Canadian Wireless Telecommunications Association and Chair of the Wireless Industry Health Council. Mr. Proctor graduated from the University of Saskatchewan with a Bachelor of Arts degree in 1984 and received bachelor degrees in Common Law and Civil Law from McGill University in 1988. Mr. Proctor is a member of the Bars of Quebec and Ontario.

Gaetan Jacques was appointed Vice-President of Microcell on August 10, 1999. Before joining Microcell, Mr. Jacques was Director, Human Resources at the Canadian Broadcast Corporation for 1993-1994 and from 1994-1999, General Manager, Technical Products and Engineering at the CBC. He also has worked for several large corporations, including Stone-Consolidated, where he performed various duties in human resources and quality management. Mr. Jacques holds a MBA and a bachelor's degree in Industrial Relations.

Jacques Leduc was appointed Chief Financial Officer and Treasurer of Microcell on February 12, 2001. From May 1999 to February 2001, Mr. Leduc was Vice-President Finance of Microcell. From January 1995 to May 1999, he was Director, Financial Planning of Microcell. Prior to joining Microcell, Mr. Leduc was the Corporate Controller and Officer of a privately owned business in the manufacturing and food industry from 1990 to 1995. Mr. Leduc holds a master's degree in business administration from HEC Montreal (formerly Ecole des Hautes Etudes Commerciales (University of Montreal)). He also holds a bachelor's degree in business administration from the University of Quebec in Montreal and was admitted by the Canadian Institute of Chartered Accountants in 1986.

Jocelyn Cote was appointed Vice-President of Microcell on August 10, 2001 and Assistant-Secretary on May 10, 2001. From February 1998 to August 2001, Mr. Cote was Director, Legal Affairs of Microcell. Prior to joining Microcell, he was, from 1997 to 1998, legal counsel at Le Groupe Videotron Ltd. and, prior to that, practiced corporate and tax law at the law firm Stikeman Elliott in Montreal. Mr. Cote holds a law degree from Laval University and a master's degree in Taxation from Sherbrooke University. Mr. Cote is a member of the Bar of Quebec.

Michel Cordeau was appointed Secretary of Microcell on May 8, 1998. Mr. Cordeau was, from February 1996 to August 2001, Vice-President, Legal Affairs of Microcell. From March 1996 to May 1998, he was Assistant-Secretary of Microcell. Mr. Cordeau is also legal counsel for Telesystem Ltd. Mr. Cordeau was a partner of the law firm of Hickson, Martin, Blanchard in Quebec City, where he practiced corporate and bankruptcy law from 1980 to 1999. Mr. Cordeau holds a law degree and a master's degree in Law from Laval University. Mr. Cordeau is a member of the Bar of Quebec.

Pierre Bonin was appointed Chief Information Officer of Microcell on December 12, 2000. Prior to joining Microcell, Mr. Bonin worked for Bell Canada from 1987 to 2000 where he held various senior management positions, including Vice-President, Information Technology and Vice-President, Finance and Administration. Mr. Bonin holds a MBA from HEC Montreal (formerly Ecole des Hautes Etudes Commerciales (University of Montreal)) and other computer sciences degrees.

Robert Fortier was appointed Vice-President of the Company on August 9, 2002. From January 1995 to August 9, 2002, Mr. Fortier was Director, Corporate Controller of the Company. Mr. Fortier chaired the Taxation Committee of the CWTA from 1997 until 2002. He holds a Bachelor's degree in Accounting from the Universite du Quebec a Trois-Rivieres and is a member of the Ordre des comptables agrees du Quebec since 1983.

6.3 Corporate Bankruptcies

Mr. Michael Cytrynbaum, a director of Microcell, is director and officer of Look, which in September 2001, while Mr. Cytrynbaum was acting in that capacity, completed a plan of arrangement under the CCAA which was accepted by Look's creditors in December 2001 and became effective in February 2002.

Mr. Andre Bureau, a director of Microcell, is a director of AT&T Canada Inc. which completed a plan of arrangement under the CCAA and the CBCA on April 1, 2003.

ITEM 7 - MARKET FOR THE NEGOTIATION OF SECURITIES

The Company's Class B Non-Voting Shares have been listed on The Toronto Stock Exchange under the symbol MTI.B since October 15, 1997. Since May 1, 2003, the Company's securities are traded under the symbol MT.

ITEM 8 - ADDITIONAL INFORMATION

The Company shall provide to any person or company, upon request to the Corporate Secretary of the Company at 1250 Rene-Levesque Blvd. West, 38th floor, Montreal, Quebec, H3B 4W8:

  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

    one copy of this Renewal Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

    one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors thereon, and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

    one copy of the Company's Notice of Annual and Special Meeting of shareholders and Management Proxy Circular; and

    one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

  at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.